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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MCS Capital Markets LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox **(212) 659-2022**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MCS CAPITAL MARKETS LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):** **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to MCS Capital Markets LLC for the year ended December 31, 2018 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox
Signature

February 28, 2019
Date

Financial and Operations Principal
Title

Subscribed and sworn to before me,

On this 28 th day of February, 2019

Josephine Konert

JOSEPHINE KONERT
Notary Public, State of New York
No. 01KO5033200
Qualified in Richmond County
Commission Expires Sept. 12, 2022

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of MCS Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCS Capital Markets LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2013.

MCS CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 33,340,676
Prepaid expenses and other assets	95,659
TOTAL ASSETS	$ 33,436,335
LIABILITIES AND MEMBER'S CAPITAL	
Accounts payable and accrued expenses	$ 335,823
Total liabilities	335,823
Commitments and contingencies (See Note 3)	
Member's capital	33,100,512
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 33,436,335

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

MCS Capital Markets LLC (the "Company"), a wholly owned subsidiary of Merchant Capital Solutions LLC (the "Parent or MerchCap"), is a limited liability company that was formed under the laws of Delaware. MerchCap was previously a joint venture between KKR Capital Markets Holdings L.P. ("KCMH") and certain third parties. Effective in November 2016, KCMH became the sole owner of MerchCap. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KCMH and its affiliates provide administrative services to MerchCap and the Company pursuant to certain service agreements.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operations are to provide capital markets, advisory and underwriting services to mid-market and sponsor-backed third parties seeking to raise capital through the public or private capital markets. The Company chose to suspend primary operations in 2017, and accordingly has not recorded any investment banking revenue during 2017 and 2018.

2. Summary of Significant Accounting Policies

Basis of presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from these estimates.

Cash and cash equivalents
The Company considers its investments in money market funds to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by a single financial institution and are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $32,500,145, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Prepaid expenses and other assets, and Accounts payable and accrued expenses.

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. Effective November 2016, KCMH is the sole shareholder of the Parent, and is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income. Based on the Company's current year loss, the Company has not recorded a tax expense or liability payable to the Parent.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2018, these differences were immaterial.

In the normal course of business, KCMH is subject to examination by federal, state and local income tax regulators. As of December 31, 2018 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2015 through 2017.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 15, 2013 the Company entered into a services agreement with KCMH (the "Services Agreement") whereby KCMH and its affiliates provide services, office facilities, office equipment, and personnel reasonably necessary to operate the business of the Company. To the extent that such allocable costs are Reimbursable Costs, the Company will reimburse KCMH and its affiliates or the Parent. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

3. Commitments and Contingences

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. As of December 31, 2018, the Company accrued $212,500 of litigation settlement expense related to a pending litigation. The Company believes that these matters will not have a material impact upon this financial statement.

4. Profit Sharing Plans

With respect to a KKR affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of KCMH, who provide services to the Company, a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate currently allocates 40% or 43% of the carried interest earned in

relation to these funds to its carry pool. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of the KCMH employees who provide services to the Company. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

5. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Equity awards are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees providing services to the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

KKR Holdings Units

Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into Class A common stock of its publicly traded affiliate, KKR & Co. Inc. (the "Class A common stock"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the Class A common stock on the grant date discounted for the lack of participation rights in the expected distributions on unvested units. The following table presents information regarding the discount for the lack of participation rights in the expected dividends for shares granted subsequent to December 31, 2015.

Date of Grant		Discount per share (1)
January 1, 2016 to December 31, 2016	$	0.64
January 1, 2017 to December 31, 2017	$	0.68
January 1, 2018 to June 30, 2018	$	0.68
July 1, 2018 to Present	$	0.50

(1) Represents the annual discount for the lack of participation rights on expected dividends. The total discount on any given tranche of unvested shares is calculated as the discount per share multiplied by the number of years in the applicable vesting period.

Restricted Stock Units

Under the Amended and Restated KKR & Co. Inc. 2010 Equity Incentive Plan, KKR granted awards to employees of the Parent, who provide services to the Company, that relate to Class A common stock, which generally vest over a three to five year period from the date of grant. In certain cases, these awards are subject to transfer restrictions and/or minimum retained ownership requirements. Compensation expense on these awards is calculated based on the fair value of Class A common stock on the grant date discounted for the lack of participation rights in the expected dividends on unvested units. The following table presents information regarding the discount for the lack of participation rights in the expected dividends for shares granted subsequent to December 31, 2015.

Date of Grant		Discount per share (1)
January 1, 2016 to December 31, 2016	$	0.64
January 1, 2017 to December 31, 2017	$	0.68
January 1, 2018 to June 30, 2018	$	0.68
July 1, 2018 to Present	$	0.50

(1) Represents the annual discount for the lack of participation rights on expected dividends. The total discount on any given tranche of unvested shares is calculated as the discount per share multiplied by the number of years in the applicable vesting period.

6. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2018 the Company had net capital of $32,415,269 which exceeded the required net capital of $250,000 by $32,165,269.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

7. Subsequent Events

The Company evaluated subsequent events through the date this financial statement was issued. On February 15, 2019 the Company paid $212,500 which was previously accrued in connection with a litigation settlement (see Note 3, "Commitments and Contingencies"). There were no additional subsequent events identified by the Company that should be disclosed in the notes to this financial statement.

* * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MCS Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCS Capital Markets LLC (the "Company") identified the following provision of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2019

MerchantCapitalSolutions

Exemption Report

MCS Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the period from January 1, 2018 through December 31, 2018 without exception.

MCS Capital Markets LLC

I, John Knox, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: John Knox ______________________

Title: Financial and Operations Principal

February 28, 2019

MCS Capital Markets LLC
9 West 57 Street, Suite 4160, New York, NY 10019 T| 1.212.230.9433 F|1.212.271.9943

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

SEC Mail Processing

MAR 01 2019

Washington, DC

To the Board of Directors
MCS Capital Markets LLC
9 West 57th Street
New York, NY 10019

We have performed the procedures enumerated below, which were agreed to by MCS Capital Markets LLC (the "Company") and Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist you and SIPC in evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018 and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year

ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 28, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2*******309*******************ALL FOR AADC 100
68358 FINRA DEC
MCS CAPITAL MARKETS LLC
9 W 57TH ST 41ST FL
NEW YORK, NY 10019-2701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 854

B. Less payment made with SIPC-6 filed (**exclude interest**) (373)
1/30/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 481

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 481

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 481

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCS Capital Markets LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of Feb., 2019.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 569,616
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 569,616
2e. General Assessment @ .0015	$ 854

(to page 1, line 2.A.)